UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 18, 2023

BANYAN ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-41236	86-2556699
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

400 Skokie Blvd

Suite 820

Northbrook, Illinois 60062

(Address of principal executive offices)

(847) 757-3812
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	BYN.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	BYN	New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	BYN.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On December 5, 2023, Banyan filed a definitive proxy statement/consent solicitation statement/prospectus (the “Definitive Proxy Statement”) for the solicitation of proxies in connection with a special meeting (the “Special Meeting”) of Banyan’s stockholders, to vote upon, among other things, a proposal to adopt and approve the business combination agreement (as amended and restated from time to time, the “Business Combination Agreement”) by and among Banyan, Panther Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Banyan, and Pinstripes, Inc., a Delaware corporation (“Pinstripes”), and the business combination contemplated thereby (the “Business Combination”). Capitalized terms used but not defined in this Item 8.01 shall have the meanings given to such terms in the Definitive Proxy Statement.

Outside Date Termination Right Waiver

The Business Combination Agreement provides that it may be terminated, and the Business Combination abandoned, prior to the Closing by either Banyan or Pinstripes by written notice to the other if the Business Combination has not occurred on or before December 24, 2023 (the “Outside Date Termination Right”). On December 18, 2023, Banyan and Pinstripes each agreed not to exercise their Outside Date Termination Right at any time on or prior to December 29, 2023.

Description of 2028 Notes Term Sheet

On December 13, 2023, Pinstripes entered into a non-binding term sheet (the “2028 Notes Term Sheet”) with a large institutional investor (the “Investor”) providing for the contemplated issuance by Pinstripes of $50.0 million in aggregate principal amount of senior secured notes due 2028 (the “2028 Notes”) to the Investor pursuant to a Note Purchase Agreement (the “2028 Notes NPA”), to be issued not later than December 29, 2023. The 2028 Notes Term Sheet contemplates that the 2028 Notes will be issued in connection with the consummation of the Business Combination. The Business Combination Agreement provides that the Minimum Cash Amount equals the sum of (i) the amount in the Trust, net of any Redemption, plus (ii) the total amount received by Banyan in respect of the PIPE Financing, plus (iii) the amount received in respect of the Series I Financing, plus (iv) 50% of the total amount received by Pinstripes or Banyan in respect of Permitted Equity Financing. The parties to the Business Combination Agreement expect to waive the Minimum Cash Amount condition, provided that the issuance of the 2028 Notes is consummated upon the consummation of the Business Combination.

The 2028 Notes Term Sheet provides that:

•	interest on the 2028 Notes will accrue on a daily basis calculated based on a 360-day year at a rate per annum equal to (i) 12.5% payable quarterly in arrears, at Pinstripes’ option either in cash or in kind (subject to certain procedures and conditions); provided that the interest payable in respect of any period following December 31, 2024, interest under this clause (i) will be required to be paid solely in cash, plus (ii) 7.5% payable quarterly in arrears, at Pinstripes’ option, either in cash or in kind (subject to certain procedures and conditions);

•	the 2028 Notes will mature on the date that is five years following the issuance of the 2028 Notes;

•	the obligations of the Pinstripes under the 2028 Notes will be unconditionally guaranteed (the “Guarantees”) by New Pinstripes and certain other subsidiaries of Pinstripes (collectively, the “Guarantors”);

•	the obligations under the 2028 Notes and the Guarantees will be secured by a second lien security interest in substantially all assets of Pinstripes and the Guarantors, subordinate to the first lien security interests of the other senior secured lenders of Pinstripes, and will include a pledge of the equity of Pinstripes;

•	Pinstripes and the Guarantors will be subject to certain financial covenants and negative covenants restricting the activities of Pinstripes and the Guarantors, including, without limitation, limitations on: dispositions; mergers or acquisitions; incurring indebtedness or liens; paying dividends or redeeming stock or making other distributions; making certain investments; and engaging in certain other business transactions;

•	any prepayment or redemption of the 2028 Notes prior to their maturity date will be subject to a customary “make-whole” premium calculated using a discount rate equal to the yield on comparable Treasury securities plus 50 basis points; and

•	Upon the closing of the issuance of the 2028 Notes (the “2028 Notes Closing”), the Investor will be granted fully detachable warrants exercisable for 2,500,000 shares of New Pinstripes Class A Common Stock, at a strike price equal to $0.01 per share (the “First Tranche Warrants”). In the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after 2028 Notes Closing and ending 90 days thereafter is less than $8.00 per share, the Investor will be granted additional First Tranche Warrants exercisable for 187,500 shares of New Pinstripes Class A Common Stock, and in the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after 2028 Notes Closing and ending 90 days thereafter is less than $6.00 per share, the Investor will instead be granted additional First Tranche Warrants exercisable for 412,500 shares of New Pinstripes Class A Common Stock. The 2028 Notes Term Sheet further provides that (i) the First Tranche Warrants may be exercised at any time after the 2028 Notes Closing, and prior to the date that is ten years from the 2028 Notes Closing and (ii) subject to customary exceptions, the Investor will agree not to transfer, assign or sell any First Tranche Warrants, or the shares of New Pinstripes Class A Common Stock underlying such First Tranche Warrants, until twelve months after the 2028 Notes Closing.

The 2028 Notes Term Sheet also provides that the Investor will have the option at its sole discretion and election, but not the obligation, subject to satisfaction of certain conditions, to purchase an additional $40.0 million in aggregate principal amount of 2028 Notes (“Additional Notes”) no earlier than nine months and no later than 12 months following the 2028 Notes Closing. The 2028 Notes Term Sheet provides that in connection with the issuance of Additional Notes, the Investor will be granted additional warrants exercisable for 1,750,000 shares of New Pinstripes Class A Common Stock, at a strike price equal to $0.01 per share (the “Second Tranche Warrants” and, together with the First Tranche Warrants, the “Warrants”) and that in the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after the 2028 Notes Closing and ending 90 days thereafter is less than $6.00 per share, the Investor will instead be granted Second Tranche Warrants exercisable for 1,900,000 shares New Pinstripes Class A Common Stock, at a strike price equal to $0.01 per share. The 2028 Notes Term Sheet provides that (i) the Warrants are exercisable on a cashless basis and (ii) New Pinstripes will provide for the registration for resale of the shares of New Pinstripes Class A Common Stock underlying the Warrants following the 2028 Notes Closing.

The 2028 Notes Term Sheet provides that the proceeds from the sale of the Initial Notes will be used for general working capital purposes of Pinstripes and to pay fees and expenses incurred in connection with the transactions contemplated by the 2028 Notes Term Sheet. The 2028 Notes Term Sheet further provides that the proceeds from the sale of any Additional Notes will be used to refinance, terminate and repay all outstanding obligations in respect of the Silverview Term Loan and to pay fees and expenses incurred in connection therewith.

The 2028 Notes Term Sheet also provides that the Investor will have the right to either appoint a director to the New Pinstripes Board or an observer to the New Pinstripes Board, at the election of the Investor.

At the option of the Investor, the financing contemplated under the 2028 Notes Term Sheet may be in the form of a senior secured term loan in lieu of the 2028 Notes with terms substantially identical to the terms set forth in the 2028 Notes Term Sheet relating to the 2028 Notes References herein to the “2028 Notes” shall refer to the senior secured term loan in lieu of the 2028 Notes if the Investor were to elect such option.

No assurances can be made that Pinstripes will successfully negotiate and enter into definitive agreements for 2028 Notes, or that the issuance of the 2028 Notes will be consummated on the terms described above, or at all. If the 2028 Notes are not issued, Banyan may lack sufficient funds to consummate the Business Combination.

Equity Ownership Upon Closing of the Business Combination Assuming the Issuance of the 2028 Notes and the First Tranche Warrants

Issued and Outstanding Ownership upon Closing

The following table summarizes the dilutive effect and the pro forma ownership of New Pinstripes Class A Common Stock following the Business Combination based on the varying levels of redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on December 28, 2023, (ii) 33,445,483 shares of New Pinstripes Class A Common Stock are issued to Pinstripes equityholders (excluding holders of shares of Series I Convertible Preferred Stock of Pinstripes) in a no redemption scenario, a 50% redemption scenario and a maximum redemption scenario, (iii) 2,213,902 shares of New Pinstripes Class A Common Stock are issued to holders of shares of Series I Convertible Preferred Stock of Pinstripes in a no redemption scenario, a 50% redemption scenario and a maximum redemption scenario, (iv) the Sponsor Holders transfer 1,018,750 shares of Banyan Class B Common Stock to Public Stockholders pursuant to the Non-Redemption Agreements, (v) the Sponsor Holders transfers 507,498 shares of Banyan Class B Common Stock to the Series I investors, (vi) Pinstripes executes the definitive documents in respect of the 2028 Notes and the issuance of the 2028 Notes in accordance with the terms set forth in the 2028 Notes Term sheet, including the issuance of First Tranche Warrants exercisable for 2,500,000 shares of New Pinstripes Class A Common Stock, (vii) 50,000 shares of New Pinstripes Class A Common Stock are issued at the Closing in a private placement to one of Pinstripes’ advisors and (viii) all outstanding and unexercised Pinstripes options, whether vested or unvested, are converted into options to purchase shares of New Pinstripes Class A Common Stock (each, a “New Pinstripes Option”). The following table excludes 1,830,000 Vesting Shares, 5,000,000 Earnout Shares, 4,000,000 EBITDA Earnout Shares, the New Pinstripes Warrants, which will be exercisable for 23,985,000 shares of New Pinstripes Class A Common Stock following the consummation of the Business Combination, the New Pinstripes Options, which will be exercisable for approximately 5,051,643 shares of New Pinstripes Class A Common Stock following the consummation of the Business Combination and the First Tranche Warrants, which will be exercisable for up to 2,500,000 shares of New Pinstripes Class A Common Stock following the consummation of the Business Combination.

Based on these assumptions, and assuming that no outstanding shares of Banyan Class A Common Stock are redeemed in connection with the Business Combination, there would be approximately 43,880,570 shares of New Pinstripes Class A Common Stock outstanding immediately following the consummation of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in New Pinstripes will be different.

	Assuming No Redemptions of Public Shares(1)	Assuming 50 % Redemptions of Public Shares(2)	Assuming Maximum Redemptions of Public Shares(3)
Banyan’s Public Stockholders(4)	11.4%	7.2%	2.6%
Sponsor Holders(5)	6.0%	6.3%	6.6%
Pinstripes Equityholders	76.2%	79.9%	83.9%
Series I Investors(6)	6.2%	6.5%	6.8%
Other(7)	0.1%	0.1%	0.1%

(1)	Assumes that no shares of Banyan Class A Common Stock held by Public Stockholders are redeemed.

(2)	Assumes that 1,999,344 shares of Banyan Class A Common Stock held by Public Stockholders are redeemed.

(3)	Assumes that all 3,998,687 shares of Banyan Class A Common Stock held by Public Stockholders are redeemed.

(4)	(A) Assuming no redemptions of Public Shares, represents (i) 3,998,687 shares of Banyan Class A Common Stock issued in connection with the IPO and (ii) 1,018,750 shares of Banyan Class B Common Stock transferred to Public Stockholders pursuant to the Non-Redemption Agreements, (B) assuming 50% redemption of Public Shares, represents (i) 1,999,343 shares of Banyan Class A Common Stock issued in connection with the IPO and (ii) 1,018,750 shares of Banyan Class B Common Stock transferred to Public Stockholders pursuant to the Non-Redemption Agreements and (C) assuming maximum redemptions of Public Shares, represents (i) no shares of Banyan Class A Common Stock issued in connection with the IPO and (ii) 1,018,750 shares of Banyan Class B Common Stock transferred to Public Stockholders pursuant to the Non-Redemption Agreements.

(5)	Represents 2,646,250 shares of Banyan Class B Common Stock. Excludes 1,830,000 Vesting Shares. Also excludes shares of New Pinstripes Class A Common Stock to be issued to the Sponsor Holders in exchange for shares of Series I Convertible Preferred Stock of Pinstripes.

(6)	Represents (i) 2,213,902 shares issued reflecting a $10.00 per share investment plus the impact of PIK interest payable in shares of New Pinstripes Class A Common Stock through the Closing, or an additional 87,282 shares of New Pinstripes Class A Common Stock, and (ii) an aggregate of 507,498 shares of Banyan Class B Common Stock received from the Sponsor Holders.

(7)	Represents 50,000 shares of New Pinstripes Class A Common Stock to be issued at the Closing in a private placement in settlement of $0.5 million of transactions costs incurred by Pinstripes.

The voting percentages set forth above were calculated based on the assumptions set forth above and do not take into account (i) New Pinstripes Warrants, the First Tranche Warrants and New Pinstripes Options that will remain outstanding immediately following the Business Combination and may be exercised thereafter and (ii) the issuance of any shares upon completion of the Business Combination under the 2023 EIP Plan, but do include the shares owned by the Sponsor Holders, which, at Closing, will convert into shares of Banyan Class A Common Stock in accordance with the terms of the Existing Charter, subject to adjustment. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Fully Diluted Ownership upon Closing

The following table summarizes the dilutive effect and the pro forma ownership of New Pinstripes Common Stock following the Business Combination based on varying levels of redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on December 28, 2023, (ii) 33,445,483 shares of New Pinstripes Class A Common Stock are issued to Pinstripes equityholders (excluding holders of shares of Series I Convertible Preferred Stock of Pinstripes) in a no redemption scenario, a 50% redemption scenario and a maximum redemption scenario, (iii) 2,213,902 shares of New Pinstripes Class A Common Stock are issued to holders of shares of Series I Convertible Preferred Stock of Pinstripes in a no redemption scenario, a 50% redemption scenario and a maximum redemption scenario, (iv) the Sponsor Holders transfer 1,018,750 shares of Banyan Class B Common Stock to Public Stockholders pursuant to the Non-Redemption Agreements, (v) the Sponsor Holders transfer 507,498 shares of Banyan Class B Common Stock to the Series I investors, (vi) Pinstripes executes definitive documents in respect of the 2028 Notes and the issuance of the 2028 Notes in accordance with the terms set forth in the 2028 Notes Term sheet, including the issuance of First Tranche Warrants exercisable for 2,500,000 shares of New Pinstripes Class A Common Stock, (vii) all outstanding and unexercised Pinstripes options, whether vested or unvested, are converted into New Pinstripes Options, (viii) 50,000 shares of New Pinstripes Class A Common Stock are issued at the Closing in a private placement to one of Pinstripes’ advisors and (ix) the price of the shares of New Pinstripes Class A Common Stock reaches $14.00. The following table includes 1,830,000 Vesting Shares, 5,000,000 Earnout Shares, 4,000,000 EBITDA Earnout Shares, the New Pinstripes Warrants, which will be exercisable for 23,985,000 shares of New Pinstripes Class A Common Stock following the consummation of the Business Combination, the New Pinstripes Options, which will be exercisable for approximately 5,051,643 shares of New Pinstripes Class A Common Stock following the consummation of the Business Combination and the First Tranche Warrants, which will be exercisable for 2,500,000 shares of New Pinstripes Class A Common Stock following the consummation of the Business Combination and the issuance of the 2028 Notes (such aggregate amount dependent on the trading price of the New Pinstripes Class A Common Stock as described above).

	Assuming No Redemption(1)		Assuming 50% Redemption(2)		Assuming Maximum Redemption(3)
Stockholders	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
Banyan Public Stockholders Shares(4)	5,017,437	5.8%	3,018,094	3.6%	1,018,750	1.2%
New Pinstripes Public Warrants	12,075,000	14. 0%	12,075,000	14.3%	12,075,000	14.7%
Banyan Public Stockholders Total	17,092,437	19.8%	15,093,094	17.9%	13,093,750	15.9%
Sponsor Holders Shares(5)	2,646,250	3.1%	2,646,250	3.1%	2,646,250	3.2%
Sponsor Holders Shares Vesting at $12.00	915,000	1.1%	915,000	1.1%	915,000	1.1%
Sponsor Holders Shares Vesting at $14.00	915,000	1.1%	915,000	1.1%	915,000	1.1%
Sponsor Holders New Pinstripes Private Placement Warrants(6)	10,860,000	12.6%	10,860,000	12.9%	10,860,000	13.2%
Sponsor Holders Total	15,336,250	17.8%	15,336,250	18.2%	15,336,250	18.6%
IPO Underwriters New Pinstripes Private Placement Warrants(7)	1,050,000	1.2%	1,050,000	1.2%	1,050,000	1.3%
Pinstripes Equityholders	33,445,483	38.8%	33,445,483	39.7%	33,445,483	40.7%
Pinstripes Equityholders Earnout Shares at $12.00	2,500,000	2.9%	2,500,000	3.0%	2,500,000	3.0%
Pinstripes Equityholders Earnout Shares at $14.00	2,500,000	2.9%	2,500,000	3.0%	2,500,000	3.0%
Pinstripes Equityholders EBITDA Earnout Shares	4,000,000	4.6%	4,000,000	4.7%	4,000,000	4.9%
New Pinstripes Options	5,051,643	5.9%	5,051,643	6.0%	5,051,643	6.1%
Pinstripes Equityholders Total	47,497,126	55.1%	47,497,126	56.4%	47,497,126	57.7%
Series I Investors(8)	2,721,400	3.2%	2,721,400	3.2%	2,721,400	3.3%
First Tranche Warrants(9)	2,500,000	2.9%	2,500,000	3.0%	2,500,000	3.0%
Other(10)	50,000	0.1%	50,000	0.1%	50,000	0.1%
Total	86,247,213	100%	84,247,870	100%	82,248,526	100%

(1)	Assumes that no shares of Banyan Class A Common Stock are redeemed. Amounts do not sum due to rounding.

(2)	Assumes that 1,999,344 shares of Banyan Class A Common Stock held by Public Stockholders are redeemed. Amounts do not sum due to rounding.

(3)	Assumes that all 3,998,687 shares of Banyan Class A Common Stock held by Public Stockholders are redeemed. Amounts do not sum due to rounding.

(4)	(A) Assuming no redemptions of Public Shares, represents (i) 3,998,687 shares of Banyan Class A Common Stock issued in connection with the IPO and (ii) 1,018,750 shares of Banyan Class B Common Stock transferred to Public Stockholders pursuant to the Non-Redemption Agreements, (B) assuming 50% redemption of Public Shares, represents (i) 1,999,343 shares of Banyan Class A Common Stock issued in connection with the IPO and (ii) 1,018,750 shares of Banyan Class B Common Stock transferred to Public Stockholders pursuant to the Non-Redemption Agreements and (C) assuming maximum redemptions of Public Shares, represents (i) no shares of Banyan Class A Common Stock issued in connection with the IPO and (ii) 1,018,750 shares of Banyan Class B Common Stock transferred to Public Stockholders pursuant to the Non-Redemption Agreements.

(5)	Represents 2,646,250 shares of Banyan Class B Common Stock. Excludes 1,830,000 Vesting Shares. Also excludes shares of New Pinstripes Class A Common Stock to be issued to the Sponsor Holders in exchange for shares of Series I Convertible Preferred Stock of Pinstripes.

(6)	Includes 10,860,000 warrants held by the Sponsor that were issued in a private placement at the time of the IPO.

(7)	Includes 1,050,000 warrants held by the IPO Underwriters that were issued in a private placement at the time of the IPO.

(8)	Represents (i) 2,213,902 shares issued reflecting a $10.00 per share investment plus the impact of PIK interest payable in shares of New Pinstripes Class A Common Stock through the Closing, or an additional 87,282 shares of New Pinstripes Class A Common Stock and (ii) an aggregate of 507,498 shares of Banyan Class B Common Stock received from the Sponsor Holders.

(9)	Includes First Tranche Warrants exercisable for 2,500,000 shares of New Pinstripes Class A Common Stock, issuable in connection with the issuance of the 2028 Notes. In the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after 2028 Notes Closing and ending 90 days thereafter is less than $8.00 per share, the Investor will be granted additional First Tranche Warrants exercisable for 187,500 shares of New Pinstripes Class A Common Stock, and in the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after 2028 Notes Closing and ending 90 days thereafter is less than $6.00 per share, the Investor will instead be granted additional First Tranche Warrants exercisable for 412,500 shares of New Pinstripes Class A Common Stock. Excludes Second Tranche Warrants exercisable for 1,750,000 shares of New Pinstripes Class A Common Stock. In the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after 2028 Notes Closing and ending 90 days thereafter is less than $6.00 per share, the Investor will instead be granted Second Tranche Warrants exercisable for 1,900,000 shares of New Pinstripes Class A Common Stock.

(10)	Represents 50,000 shares of New Pinstripes Class A Common Stock to be issued at the Closing in a private placement in settlement of $0.5 million of transactions costs incurred by Pinstripes.

Share ownership presented in the table above is only presented for illustrative purposes and are based on a number of assumptions. Banyan cannot predict how many of its Public Stockholders will exercise their right to have their Public Shares redeemed for cash. Public Stockholders that do not elect to redeem their Public Shares will experience dilution as a result of the Business Combination.

Simplified Organizational Structure of New Pinstripes after giving effect to the Merger and Business Combination, Assuming the Issuance of the 2028 Notes

The diagram below depicts a simplified version of New Pinstripes’ organizational structure, on an outstanding basis, immediately following the completion of the Merger and the Business Combination, which is subject to change based on any Redemptions.(1)

(1)	New Pinstripes will also have Vesting Shares, Earnout Shares, EBITDA Earnout Shares, New Pinstripes Warrants, New Pinstripes Options, First Tranche Warrants and 50,000 shares issued to an advisor of Pinstripes outstanding which are not shown in the graphic. See “— Equity Ownership Upon Closing.”

(2)	Represents voting and economic interest in New Pinstripes in a scenario in which no shares of Banyan Class A Common Stock held by Public Stockholders are redeemed (i.e. the No Redemption Scenario).

(3)	Represents voting and economic interest in New Pinstripes in a scenario in which 1,999,344 shares of Banyan Class A Common Stock held by Public Stockholders are redeemed (i.e. the 50% Redemption Scenario).

(4)	Represents voting and economic interest in New Pinstripes in a scenario in which 3,998,687 shares of Banyan Class A Common Stock held by Public Stockholders are redeemed (i.e. the Maximum Redemption Scenario).

Sources and Uses of Funds for the Business Combination Assuming the Issuance of the 2028 Notes and the First Tranche Warrants

The following tables summarize the sources and uses for funding the Business Combination, assuming (i) none of the shares of Banyan Class A Common Stock held by the Public Stockholders are redeemed in connection with the Business Combination and (ii) all of the shares of Banyan Class A Common Stock held by the Public Stockholders are redeemed in connection with the Business Combination.

Where actual amounts are not known or knowable, the figures below represent Banyan’s good faith estimate of such amounts.

(U.S. dollars in millions)

	Assuming No Redemptions(1)	Assuming Maximum Redemptions(2)
Sources
Cash and Investments Held in Trust Account(3)	$42	$0
Series I Financing(4)	$22	$22
2028 Notes Financing	$50	$50
Existing Pinstripes Stockholders Equity Rollover	$334	$334
Total Sources	$449	$407
Uses
Existing Pinstripes Stockholders Equity Rollover	$334	$334
Cash to Balance Sheet	$95	$52
Transaction Fees and Expenses	$20	$20
Total Uses	$449	$407

(1)	Assumes that no shares of Banyan Class A Common Stock held by Public Stockholders are redeemed. Amounts do not sum due to rounding.

(2)	Assumes that all 3,998,687 shares of Banyan Class A Common Stock held by Public Stockholders are redeemed. Amounts do not sum due to rounding.

(3)	Cash held in the Trust Account as of September 30, 2023 (after giving effect to the Extension Amendment Redemptions).

(4)	Reflects $21 million invested in Pinstripes and $1 million of equity rollover from the PIK interest payable in shares of New Pinstripes Class A Common Stock through the Closing.

Summary Unaudited Pro Forma Financial Information

The following summary unaudited pro forma condensed combined financial information is based on the unaudited historical condensed consolidated financial statements of Banyan as of and for the three months ended September 30, 2023, the unaudited historical consolidated financial statements of Pinstripes as of and for the twelve weeks ended July 23, 2023, the unaudited historical condensed consolidated financial statements of Banyan for the six months ended June 30, 2023, the audited historical consolidated financial statements of Pinstripes as of and for the fiscal year ended April 30, 2023, the audited historical financial statements of Banyan for the calendar year ended December 31, 2022, and the unaudited historical condensed statement of operations of Banyan for the six months ended June 30, 2022. The summary pro forma financial information assumes (i) the issuance of the 2028 Notes, (ii) the issuance of First Tranche Warrants exercisable for 2,500,000 shares of New Pinstripes Class A Common Stock in connection with the Business Combination and (iii) the draw of an additional $5.0 million under the Silverview Facility.

	As of July 23, 2023
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data:	Assuming No Redemptions	Assuming 50% Redemptions	Assuming Maximum Redemptions
(Amounts in thousands)
Total cash and cash equivalents	$106,466	$85,254	$64,042
Total assets	$228,610	$207,398	$186,186
Total liabilities	$233,744	$233,744	$233,744
Total stockholders’ deficit	$(5,134)	$(26,346)	$(47,558)

	For the Fiscal Year Ended April 30, 2023
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data:	Assuming No Redemptions	Assuming 50% Redemptions	Assuming Maximum Redemptions
(Amounts in thousands, except for share and per share amounts)
Total revenue	$111,273	$111,273	$111,273
Total operating expenses	$129,308	$129,308	$129,308
Other expense	$(8,838)	$(8,838)	$(8,838)
Net loss	$(28,540)	$(28,540)	$(28,540)
Weighted average shares outstanding – basic and diluted	43,880,570	41,881,227	39,881,883
Net loss per share – basic and diluted	$(0.65)	$(0.68)	$(0.72)

	For the Twelve Weeks Ended July 23, 2023
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data:	Assuming No Redemptions	Assuming 50% Redemptions	Assuming Maximum Redemptions
(Amounts in thousands, except for share and per share amounts)
Total revenue	$25,740	$25,740	$25,740
Total operating expenses	$28,109	$28,109	$28,109
Other expense	$(4,187)	$(4,187)	$(4,187)
Net loss	$(6,726)	$(6,726)	$(6,726)
Weighted average shares outstanding – basic and diluted	43,880,570	41,881,227	39,881,883
Net loss per share – basic and diluted	$(0.15)	$(0.16)	$(0.17)

Supplemental Risk Factor Disclosure

In light of the supplemental disclosure provided in this Item 8.01 regarding the 2028 Notes Term Sheet, Banyan has provided the following updates to risk factors contained in the Definitive Proxy Statement. Unless the context otherwise requires, any reference in the below subsection to the “Company,” “we,” “us,” “our” and “Pinstripes” refers to Pinstripes, Inc. and its consolidated subsidiaries prior to the consummation of the Business Combination, which will be the business of New Pinstripes following the consummation of the Business Combination.

Our current or future indebtedness could impair our financial condition and reduce the funds available to us for growth or other purposes. Our debt agreements impose certain operating and financial restrictions, with which failure to comply could result in an event of default that could adversely affect our business.

We have substantial indebtedness. As of July 23, 2023 and April 30, 2023, we had a total indebtedness of $36.4 million and $36.1 million, respectively under a variety of credit facilities and other instruments which include, but are not limited to, the following:

•	On March 7, 2023, we borrowed $22.5 million of the $35 million total available under a facility with Silverview Credit Partners LP (the “Silverview Term Loan”), which loan bears an interest rate per annum equal to 15.00%, is disbursable in two tranches and matures on June 7, 2027. On July 27, 2023, September 29, 2023, and October 20, 2023 we borrowed an additional $1.0 million, $1.5 million and $5.0 million, respectively, pursuant to the Silverview Term Loan. Under the Silverview Term Loan, we are subject to financial covenants, as well as to customary events of default that, if triggered, could

•	result in acceleration of the maturity of the Silverview Term Loan. The Silverview Term Loan contains negative covenants restricting our activities, including limitations on: dispositions; mergers or acquisitions; incurring indebtedness or liens; paying dividends or redeeming stock or making other distributions; making certain investments; and engaging in certain other business transactions.

•	On April 19, 2023, we borrowed $11.5 million under an equipment term loan with GCP II Agent, LLC (the “Granite Creek Term Loan”), which loan bears an interest rate per annum equal to 12.00% and matures on April 19, 2028. On July 27, 2023, we borrowed an additional $5.0 million under the Granite Creek Term Loan.

•	In November 2019, we entered into seven notes payable with Ascentium Capital LLC with the outstanding principal of $127,000 and $180,000 as of April 30, 2023 and April 24, 2022, respectively, that all mature on November 14, 2024. The notes are payable in monthly installment payments ranging from $600 and $800, including interest at the fixed rate of 8.50% as of each of July 23, 2023, April 30, 2023, April 24, 2022 and April 25, 2021.

See Note 9 — “Long-term Financing Agreements” to the audited consolidated financial statements of Pinstripes included elsewhere in the joint proxy statement/consent solicitation statement/prospectus for further information related to our indebtedness.

On December 13, 2023, Pinstripes entered into the non-binding 2028 Notes Term Sheet with the Investor, providing for the contemplated issuance by Pinstripes of $50.0 million aggregate principal amount of the 2028 Notes to the Investor pursuant to a 2028 Notes NPA, not later than December 29, 2023. The 2028 Notes Term Sheet contemplates that the 2028 Notes will be issued in connection with the consummation of the Business Combination contemplated by the Business Combination Agreement. The 2028 Notes Term Sheet provides that interest on the 2028 Notes will accrue on a daily basis calculated based on a 360-day year at a rate per annum equal to (i) 12.5% payable in arrears, at Pinstripes’ option either in cash or in kind (subject to certain procedures and conditions); provided that the interest payable in respect of any period following December 31, 2024, interest under this clause (i) will be required to be paid solely in cash, plus (ii) 7.5% payable quarterly in arrears, at Pinstripes’ option, either in cash or in kind(subject to certain procedures and conditions). The 2028 Notes Term Sheet also provides that the purchaser of the 2028 Notes Term Sheet will have the option, but not the obligation, to purchase an additional $40.0 million aggregate principal amount of 2028 Notes no earlier than nine months and no later than 12 months following the closing of the 2028 Notes issuance.

The 2028 Notes Term Sheet contemplates that (i) we will be subject to financial covenants, as well as to customary events of default that, if triggered, could result in acceleration of the maturity of the 2028 Notes and (ii) that the 2028 Notes NPA will contain negative covenants restricting our activities, including, without limitation, limitations on: dispositions; mergers or acquisitions; incurring indebtedness or liens; paying dividends or redeeming stock or making other distributions; making certain investments; and engaging in certain other business transactions.

If the issuance of the 2028 Notes is consummated, and we draw an additional $5.0 million pursuant to the Silverview Term Loan in connection with the Closing, our total indebtedness will increase to $103.9 million, which represents a substantial increase in our indebtedness. We may seek additional debt financing as needed to support our business and pursue our growth strategy, subject to the restrictions contained in our existing debt facilities.

Our level of debt could have important consequences, including making it more difficult for us to satisfy our obligations with respect to our debt, limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions or other general corporate requirements, requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes, increasing our vulnerability to adverse changes in general economic, industry and competitive conditions, exposing us to the risk of increased interest rates, limiting our flexibility in planning for, and reacting to, changes in the industries in which we compete, placing us at a disadvantage compared to other, less leveraged competitors, increasing our cost of borrowing and hampering our ability to execute on our growth strategy.

If we cannot make scheduled payments on our debt, or if we breach any of the covenants in our debt agreements, we will be in default and, as a result, our lenders could declare all outstanding principal and interest to be due and payable, could terminate their commitments to lend us money and foreclose against the assets securing our borrowings, and we could be forced into bankruptcy or liquidation.

Substantial future sales of the New Pinstripes Class A Common Stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of the New Pinstripes Class A Common Stock could decline significantly as a result of sales of a large number of shares of the New Pinstripes Class A Common Stock in the market after the closing of the Business Combination. These sales, or the perception that these sales might occur, could depress the market price of the New Pinstripes Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

All shares of New Pinstripes Class A Common Stock issued as merger consideration in the Business Combination will be freely tradable, subject to certain lock-ups, without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 under the Securities Act, referred to herein as “Rule 144”) and persons who are affiliates of Pinstripes prior to the vote of the Pinstripes stockholders to approve the Business Combination, including our directors, executive officers and other affiliates. Upon the expiration or waiver of the lock-ups described above, shares held by certain of our stockholders will be eligible for resale, subject to, in the case of certain stockholders, New Pinstripes being current in its Exchange Act reporting as well as volume, manner of sale and other limitations under Rule 144 and/or Rule 145 under the Securities Act.

If our current stockholders sell substantial amounts of the New Pinstripes Class A Common Stock in the public market, or if the public perceives that such sales could occur, there could be an adverse impact on the market price of the New Pinstripes Class A Common Stock, even if there is no relationship between such sales and the performance of our business. In addition, if certain price targets for the New Pinstripes Class A Common Stock are reached, the Earnout Shares and Vesting Shares that will be initially subject to certain vesting conditions and transfer restrictions, will become freely tradeable. Additionally, if New Pinstripes’ public issuance of an earnings release for New Pinstripes’ fiscal quarter ending at the end of the EBITDA Earnout Period reports 2024 EBITDA equal or greater than $28,000,000, then one-hundred percent of the shares of new Pinstripes Series B-3 Common Stock will immediately vest and convert into shares of New Pinstripes Class A Common Stock and will become freely tradeable. The vesting and sale of the Earnout Shares, the Vesting Shares and the EBITDA Earnout Shares, or the perception that these sales could occur, could adversely impact the market price of New Pinstripes Class A Common Stock.

New Pinstripes also intends to enter into the A&R Registration Rights Agreement with the Sponsor Holders, certain of New Pinstripes’ stockholders and members of New Pinstripes’ management pursuant to which their shares of the New Pinstripes Class A Common Stock will be eligible for resale. New Pinstripes also intends to provide certain shelf registration rights following the completion of the Business Combination to register the resale of certain shares of New Pinstripes Class A Common Stock issuable upon, among other things, the exercise of the First Tranche Warrants. To the extent shares of the New Pinstripes Common Stock are registered for resale pursuant to such A&R Registration Rights Agreement or otherwise, such shares may be resold by the holders thereof, including our affiliates, without limitation under the Securities Act. See “Certain Relationships and Related Person Transactions — Related Person Transactions in Connection with the Business Combination — A&R Registration Rights Agreement.”

The 2028 Notes Term Sheet contemplates the granting of First Tranche Warrants exercisable for 2,500,000 shares of New Pinstripes Class A Common Stock at an exercise price of $0.01 per share to the Investor. In the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after 2028 Notes Closing and ending 90 days thereafter is less than $8.00 per share, the Investor will be granted additional First Tranche Warrants for 187,500 shares of New Pinstripes Class A Common Stock, and in the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after 2028 Notes Closing and ending 90 days thereafter is less than $6.00 per share, the Investor will instead be granted additional First Tranche Warrants for 412,500 shares of New Pinstripes Class A Common Stock. Further, the 2028 Notes Term Sheet provides for, in connection with the possible issuance of an additional $40.0 million aggregate principal amount of the 2028 Notes, that the Investor will be granted Second Tranche Warrants (together with the First Tranche Warrants, the “2028 Notes Warrants”) exercisable for 1,750,000 shares of New Pinstripes Class A Common Stock, at a strike price equal to $0.01 per share and that in the event that the volume-weighted average price per share of New Pinstripes Class A Common Stock during the period commencing on the 91st day after the 2028 Notes Closing and ending 90 days thereafter is less than $6.00 per share, the Investor will instead be granted Second Tranche Warrants for 1,900,000 shares New Pinstripes Class A Common Stock, at a strike price equal to $0.01 per share. The exercise of the 2028 Notes Warrants and the sale of the New Pinstripes Class A Common stock issuable upon exercise of the 2028 Notes Warrants, or the perception that these sales could occur, could adversely impact the market price of New Pinstripes Class A Common Stock.

In addition, the shares of New Pinstripes Class A Common Stock reserved for future issuance under the 2023 EIP Plan and ESPP will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. Assuming the Business Combination Proposal and the Listing Proposal are approved, the proposed 2023 EIP Plan will initially reserve for issuance in accordance with the terms of the 2023 EIP Plan an amount of shares of New Pinstripes Class A Common Stock equal to fifteen percent (15%) (inclusive of the unvested Pinstripes Options outstanding as of the Closing) of the number of shares of New Pinstripes Common Stock outstanding following the Closing on a fully diluted basis (as of the Closing Date) after giving effect to the Business Combination, including the PIPE Financing, determined assuming that no shares of Banyan Class A Common Stock held by Public Stockholders are redeemed and will provide for the assumption by New Pinstripes of existing Pinstripes equity awards and the ESPP will initially reserve for issuance an amount of shares of New Pinstripes Class A Common Stock equal to one percent (1%) of the number of shares of New Pinstripes Common Stock outstanding following the Closing on a fully diluted basis (as of the Closing Date) after giving effect to the Business Combination, including the PIPE Financing, determined assuming that no shares of Banyan Class A Common Stock held by Public Stockholders are redeemed. The 2023 EIP Plan will also provide for an “evergreen provision” pursuant to which the number of shares of New Pinstripes Class A Common Stock reserved for issuance pursuant to awards under such plan shall be increased on the first day of each calendar year, equal to the lesser of (a) fifteen percent (15%) of the aggregate number of shares of New Pinstripes Common Stock outstanding on the last day of the immediately preceding calendar year and (b) such smaller number of shares of New Pinstripes Class A Common Stock as determined by the New Pinstripes Board, or a duly authorized committee thereof. New Pinstripes is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Pinstripes Class A Common Stock or securities convertible into or exchangeable for shares of New Pinstripes Class A Common Stock issued pursuant to the 2023 EIP Plan or the ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market and shares issued pursuant to the 2023 EIP Plan will result in dilution to our existing stockholders.

Also, in the future, we may issue shares of the New Pinstripes Class A Common Stock in connection with investments or acquisitions. The number of shares of the New Pinstripes Class A Common Stock issued in connection with an investment or acquisition could be material.

Additional Information and Where to Find It

On November 28, 2023, Banyan filed with the Securities and Exchange Commission (the “SEC”) an amended Registration Statement on Form S-4 (the “Registration Statement”), which included a preliminary proxy statement and prospectus of Banyan and preliminary consent solicitation statement of Pinstripes in connection with the proposed Business Combination and related matters as described in the Registration Statement. The Registration Statement was declared effective on December 4, 2023, and on December 5, 2023, Banyan filed with the SEC the definitive joint proxy statement/consent solicitation statement/prospectus, which has been mailed or delivered, as applicable, together with other relevant documents, to the respective stockholders of Banyan and Pinstripes. Banyan’s stockholders, Pinstripes’ stockholders and other interested persons are advised to read the definitive joint proxy statement/consent solicitation statement/prospectus in connection with Banyan’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination and related matters, and the solicitation of written consents of Pinstripes’ stockholders to approve the Business Combination, because the definitive joint proxy statement/consent solicitation statement/prospectus contains important information about Banyan and Pinstripes and the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/consent solicitation statement/prospectus or any other document that Banyan or Pinstripes will send to their stockholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive joint proxy statement/consent solicitation statement/prospectus has been mailed to stockholders of Banyan as of November 20, 2023, the record date established for voting on the proposed Business Combination and related matters and has been sent to stockholders of Pinstripes. Stockholders may obtain copies of the definitive joint proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitations

This communication is not a solicitation of a proxy from any investor or security holder. However, Banyan and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Banyan’s stockholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Banyan and Pinstripes in the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are “forward-looking statements.” Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, risks related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others relating to the Business Combination and the definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Banyan or to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the Business Combination that may be required or appropriate; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Pinstripes’ estimates of operating results; (12) the entry into a final agreement with the Investor; (13) the issuance of the 2028 Notes and the First Tranche Warrants and (14) the ability of Pinstripes to pay its indebtedness as it comes due. The foregoing list of factors is not exhaustive.

Stockholders and prospective investors should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination, Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

Stockholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 19, 2023	BANYAN ACQUISITION CORPORATION

	By:	/s/ Keith Jaffee
	Name:	Keith Jaffee
	Title:	Chief Executive Officer